FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 7, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS Sempra Commodities to Sell Substantial Assets of Its North American Power and Gas Business to J.P. Morgan Ventures Energy Corporation

7 October 2010

The Royal Bank of Scotland Group plc (RBS) today announces that RBS Sempra Commodities (RBSSC), its Joint Venture (JV) with Sempra Energy, has agreed to sell substantial assets of its commodities trading North American Power and Gas (NAPG) business lines to J.P. Morgan Energy Ventures Corporation (JPMorgan). The transaction will see JPMorgan acquire these net assets for consideration of US$220m in cash based on the 30 June 2010 balance sheet, of which RBS' partnership allocation under the JV is approximately 51%, i.e. US$112m. RBS' share of the net cash proceeds from the sale will be used to fund on-going RBS businesses. The value of the gross assets to be acquired by JPMorgan was US$6bn (unaudited) as of 30 June 2010. The transaction is subject to certain conditions including regulatory approvals and is expected to be completed in the fourth quarter of 2010. RBS continues to consider various alternatives for the modest level of residual assets and liabilities of the business.

The assets being sold include wholesale natural gas and power trading agreements, as well as over-the-counter and exchange-traded transactions, with as many as 750 counterparties in North America.  The counterparties are natural gas producers, pipeline and storage providers, power plants, utilities and municipal customers.

Bruce Van Saun, RBS Group Finance Director, said: "The sale of the North American Power and Gas assets largely concludes the disposal of the business of our Joint Venture with Sempra Energy, further fulfilling our State Aid commitments as required by the European Commission. On behalf of RBS, I want to thank all of the RBSSC employees who have contributed to making this Joint Venture a success."

The financial impact of this transaction, combined with the sale of our Metals, Oil and European Energy business lines to J.P. Morgan which closed on 1 July 2010, and the sale of Sempra Energy Solutions to Noble Group announced on 20 September 2010, along with the remaining wind down costs, is expected to be approximately breakeven to RBS. At completion, it is estimated RBS' third party assets and risk weighted assets will be lowered by approximately $8bn and $9bn, respectively, with the Core Tier 1 impact to be broadly neutral.

The NAPG business lines made pre-tax profits of US$22m (unaudited) for the six months ended 30 June 2010. This element of the transaction is expected to have a moderately dilutive net impact on the RBS Core Tier 1 capital ratio.

The financial results of RBS's ownership interest in RBSSC have been reported within our Non-Core division during 2010.

For Investor Relations enquiries please contact:

Richard O'Connor +44 (0) 207 672 1758
Alexander Holcroft +44 (0) 207 672 1982

For media enquiries please contact:

Piers Townsend +44 (0) 207 805 7771
Michael Geller +1 203 897 3579

Forward-Looking Statements
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to completion of the sale of the RBSSC business lines, the performance of the assets of RBSSC which are remaining with RBS following completion of the sale and the expected use of proceeds from the sale.  Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties, including those arising out of the ability of the parties to satisfy any conditions required for completion of the sale, that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. These forward-looking statements speak only as of the date of this announcement. The information contained in this release is subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

Notes to editors: In the context of the European Commission's clearance in December 2009 of state aid received by RBS, RBS committed to dispose of certain assets including its interest in RBSSC. This joint venture between RBS and Sempra Energy is a well established energy trading business, engaged in marketing and trading physical and financial energy products including natural gas and power. RBSSC also provides marketing and risk management services to wholesale customers for natural gas and power. It has been RBS's intention to dispose of its interest in a manner consistent with maximising value and in accordance with the terms of its joint venture participation with Sempra Energy.

The joint venture was announced on 9 July 2007 and established in April 2008.  RBS made an initial investment of US$1.7bn in RBS Sempra Commodities when establishing the business.

Lazard& Co., Limited and RBS Corporate Finance Limited are each acting as financial adviser to RBS and no-one else in connection with the sale of RBSSC's North American Power and Gas business lines and will not be responsible to anyone other than RBS for providing the protections afforded to the respective clients of Lazard & Co., Limited and RBS Corporate Finance Limited, nor for providing advice in relation to such sale.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 October 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary